Exhibit (a)(5)(A)

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES PRICING FOR SUBSTANTIAL ISSUER BID

August 11, 2007, Aurora, Ontario, Canada......Magna International Inc.
(TSX: MG.A, MG.B; NYSE: MGA) today announced the pricing of the substantial issuer bid (the "Offer") which it previously disclosed in its Management Information Circular/Proxy Statement dated July 25, 2007. The Offer represents an offer by Magna to purchase for cancellation, on the terms and subject to the conditions in the Offer, up to 20 million Class A Subordinate Voting Shares for not more than US$1,536,600,000 in the aggregate. The Offer will expire at 5:00 p.m. (Toronto time) on September 20, 2007.

The Offer is being made by way of a "modified Dutch auction" pursuant to which shareholders may tender all or a portion of their shares (1) at a price not less than US$76.50 or more than US$91.50 per Class A Subordinate Voting Share, in increments of US$0.10 per share or (2) without specifying a purchase price, in which case their Class A Subordinate Voting Shares will be purchased at the purchase price determined in accordance with the Offer.

The purchase price paid for each Class A Subordinate Voting Share properly tendered (the "Purchase Price") will be based on the number of Class A Subordinate Voting Shares tendered and the prices specified by shareholders making tenders, and will be the lowest price that will enable Magna to purchase up to US$1,536,600,000 of Class A Subordinate Voting Shares at a price within the range specified above. Shareholders will receive the Purchase Price for Class A Subordinate Voting Shares tendered at prices equal to or lower than the Purchase Price. All Class A Subordinate Voting Shares tendered at prices higher than the Purchase Price will be returned to shareholders. If the number of Class A Subordinate Voting Shares tendered at or below the Purchase Price would result in an aggregate purchase price in excess of US$1,536,600,000, those shares will be purchased on a pro rata basis.

The Offer is not conditional upon any minimum number of Class A Subordinate Voting Shares being deposited, however, the Offer is subject to certain other conditions, including regulatory approval, shareholder approval and completion of the arrangement involving Magna, Russian Machines and certain other parties.

Full particulars of the terms and conditions of the Offer are contained in the Offer to Purchase and Issuer Bid Circular and related documents which will be mailed to holders of Magna Class A Subordinate Voting Shares, Class B Shares and 6.5% Convertible Subordinated Debentures on or about Tuesday, August 14, 2007.

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

CONTACT: Louis Tonelli, Vice-President, Investor Relations at (905) 726-7035.

FORWARD-LOOKING STATEMENTS

This presentation may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment in Newco and Newco II and exit from the governance arrangements in connection with the Arrangement at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time after three years;
the possibility that Russian Machines'lender may require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines; the conditions precedent to completion of the Arrangement may not be satisfied or, if satisfied, the timing of such satisfaction may be delayed; and the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, the delay of the completion of the Arrangement or failure to complete the Arrangement for any other reason. In addition to the risks, assumptions and uncertainties related to the proposed strategic alliance, there are additional risks and uncertainties relating generally to Magna and its business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values;
our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and
 Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

ABOUT ANY TENDER OFFER FOR CLASS A SUBORDINATE VOTING SHARES

In connection with the proposed substantial issuer bid referred to above (which bid is called an issuer tender offer in the United States), shareholders are strongly encouraged to carefully read all offer documents if and when these become available because they would contain important information about the offer. This Press Release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any shares of Magna's
Class A Subordinate Voting Shares. Solicitation of offers to purchase Magna's Class A Subordinate Voting Shares would only be made pursuant to offer documents that Magna would distribute to its shareholders after filing such offer documents with the applicable securities regulatory authorities.

Any tender offer documents required to be filed in the United States, including Schedule TO and related exhibits, along with all other documents that Magna would be required to file with the Securities and Exchange Commission, would be available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling J. Brian Colburn, Magna's Executive Vice-President and Secretary, at 905-726-2462. In addition, such documents would be delivered without charge to all holders of Class A Subordinate Voting Shares.